UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2026

Commission File Number: 001-42586

PINNACLE FOOD GROUP LIMITED
(Registrant’s name)

600 837 West Hastings Street
Vancouver BC V6C 2X1 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Explanatory Note:

On October 2, 2026, at 9:00 a.m., Eastern Time, Pinnacle Food Group Limited (the “Company”) held the 2026 Extraordinary General Meeting of Shareholders (the “EGM”) at Units 603, 6th Floor, Building 8, 19 Research Road, HSITP Lok Ma Chau, New Territories, Hong Kong. Immediately following the EGM, the Company held a meeting of the holders of Class B Common Shares (the “Class B Common Shares”) (the “Class B Meeting”) (together, the “Meetings”), at the same location.

Holders of Class A Common Shares as of September 15, 2026 (the “Record Date”) are entitled to one (1) vote for each Class A Common Share for each of the proposals and holders of Class B Common Shares as of the Record Date are entitled to five (5) votes for each Class B Common Shares for each of the proposals.

Extraordinary General Meeting

Holders of 39,537,425 voting shares of the Company were present in person or by proxy at the EGM, representing approximately 92.93% of the outstanding shares entitled to vote at the EGM as of the Record Date, and therefore constituting a quorum of one or more persons present in person or by proxy holding not less than one-third of the issued shares entitled to vote at the EGM. All matters voted on at the EGM were approved. The final voting results for the matters submitted to a vote of shareholders at the EGM are as follows:

Proposal One: Increase of Votes of Class B Common Share Proposal

	For	Against	Abstain
Proposal 1: By a special resolution, subject to and conditional upon all requisite consents of the holders of the Class B Common Shares being obtained, to approve the increase to the number of votes attached to each Class B Common Share of a nominal or par value of US$0.00005 each in the Company (a “Class B Common Share”) from five (5) votes per share to twenty (20) votes per share on all matters subject to vote at general meetings of the Company (the “Increase of Votes of Class B Common Share Proposal” or “Proposal No. 1”).	39,530,383	6,542	500

Proposal Two: Charter Amendment Proposal

	For	Against	Abstain
Proposal 2: By a special resolution, subject to and conditional upon approval by the shareholders of Proposal No. 1, to adopt the Second Amended and Restated Memorandum and Articles of Association of the Company in the form attached as Appendix A to the proxy statement accompanying this notice (the “Second Amended and Restated M&A”) in substitution for, and to the exclusion of, the existing Amended and Restated Memorandum and Articles of Association of the Company with immediate effect (the “Charter Amendment Proposal” or “Proposal No. 2”).	39,530,383	6,542	500

Class B Meeting

Holders of 7,695,000 of the Company’s Class B Common Shares were present in person or by proxy at the Class B Meeting, representing approximately 100% in nominal or par value amount of the issued Class B Common Shares as of the Record Date, and therefore constituting a quorum of one or more persons present in person or by proxy holding not less than one-third of the issued Class B Common Shares entitled to vote at the Class B Meeting. The matters voted on at the Class B Meeting were approved. The final voting results for the matters submitted to a vote of shareholders at the Class B Meeting are as follows:

Class B Proposal

	For	Against	Abstain
Class B Proposal: as a special resolution of the holders of Class B Common Shares of the Company that, the increase to the number of votes attached to each Class B Common Share from five (5) votes per share to twenty (20) votes per share on all matters subject to vote at general meetings of the Company and the adoption of the Second Amended and Restated M&A, in each case, as contemplated by Proposal No. 1 and Proposal No. 2 described in the Notice of the 2026 Extraordinary General Meeting, be and hereby are approved in all respects.	7,695,000	0	0

The Company expects to file the Second Amended and Restated Memorandum and Articles of Association with the Registrar of the Cayman Islands within fifteen (15) days of the Meetings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PINNACLE FOOD GROUP LIMITED

Date: October 6, 2026	By:	/s/ Jiulong You
	Name:	Jiulong You
	Title:	Chief Executive Officer

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